UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)
Emmaus Life Sciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29137T101
(CUSIP Number)
Yutaka Niihara, M.D., M.P.H. 21250 Hawthorne Boulevard, Suite 800 Torrance, California 90503 (310) 214-0065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29137T101	13D	Page 1 of 4

1. Name of reporting person.

Yutaka Niihara, M.D. M.P.H.
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)		OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6. Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	12,676,412(1)
	8. Shared Voting Power	103,295(2)
	9. Sole Dispositive Power	12,676,412(1)
	10. Shared Dispositive Power	103,295(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person		12,779,707
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13. Percent of Class Represented by Amount in Row (11)		25.6%
14. Type of Reporting Person (See Instructions) IN

(1)	The shares shown consist of the following: 10,098,332 issued shares held of record by the Reporting Person; 63,794 issued shares held of record jointly by the Reporting Person and his wife, Soomi Niihara; 10,501 shares held of record by Mrs. Niihara; a total of 46,446 issued shares held of record by the Reporting Person as custodian for his three adult children; 1,102,651 shares underlying stock options held by the Reporting Person; and 1,365,189 shares underlying a warrant held by the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares held of record by his wife and the shares he holds of record as custodian for his three adult children. The inclusion of such shares in this Report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 13 and Rule 13d-1(a) or for any other purpose.
(2)	The issued shares shown are held of record by Hope International Hospice, Inc., a California corporation of which the Reporting Person and his wife are the sole shareholders and directors.

CUSIP No. 29137P109	13D	Page 2 of 4

Item.	1. Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.001 per share (“Common Stock”), of Emmaus Life Sciences, Inc., a Delaware corporation (formerly known as “MYnd Analytics, Inc.” and herein the “Issuer”). The Issuer’s principal executive offices are located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

Item.	2. Identity and Background.

(a)       This Report is being filed by Yutaka Niihara, M.D., M.P.H., the Chairman and Chief Executive Officer of the Issuer (the “Reporting Person”).

(b)       The Reporting Person’s address for purposes of this Report is c/o Emmaus Life Sciences, Inc. located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

(c)       Dr. Niihara’s principal employment is as Chairman and Chief Executive Officer of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       United States.

Item.	3. Source and Amount of Funds or Other Consideration.

On July 17, 2019, Athena Merger Subsidiary, Inc., a wholly owned subsidiary of the Issuer, merged (the “Merger”) with and into EMI Holding, Inc. (formerly known as “Emmaus Life Sciences, Inc.” and herein “EMI”), with EMI as the surviving corporation, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of January 4, 2019, as amended by Amendment No. 1 thereto, dated as of May 27, 2019 (as so amended, the “Merger Agreement”).

In the Merger, each outstanding share of common stock of EMI was converted into the right to receive 1.0504570 shares of Common Stock after giving effect to a 1-for-6 reverse stock split effected by the Issuer immediately prior to the Merger (the “Reverse Split”). Similarly, the outstanding options and warrants to purchase common stock of EMI became exercisable to purchase 1.0504570 shares of Common Stock for each share of EMI common stock underlying such options and warrants after giving effect to the Reverse Split. Immediately after the effective time of the Merger, the Issuer had issued and outstanding approximately 47,465,212 shares of Common Stock.

The foregoing summary of the terms of the Merger and of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement referred to in Item 7 of this Report.

Item.	4. Purpose of Transaction.

The Reporting Person may determine to acquire additional shares of Common Stock, or to dispose of shares of Common Stock, in open market transactions or in privately negotiated transactions.

(b)-(j) Not applicable

CUSIP No. 29137P109	13D	Page 3 of 4

Item.	5. Interest in Securities of the Issuer

The following information is based upon 47,465,212 shares of Common Stock outstanding as of July 17, 2019 as reported in the Issuer’s current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2019.

(a-b)    The information in rows 11 and 13 of the cover page of this Report is hereby incorporated herein by reference.

(c)       The information set forth in Item 3, above, is incorporated herein by reference.

(d)       No other person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock owned beneficially by the Reporting Person.

(e)       Not applicable.

Item.	6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between either of the Reporting Persons and any other person with respect to the securities of the Issuer.

Item.	7. Material to be Filed as Exhibits

The Merger Agreement is hereby incorporated herein by reference to Annex A to the joint proxy statement/prospectus filed by the Issuer with the SEC on June 14, 2019 under Rule 424 of the Securities Act of 1933.

CUSIP No. 29137P109	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019	/S/ YUTAKA NIIHARA Yutaka Niihara, M.D., M.P.H.